                   [LOGO CANWEST GLOBAL COMMUNICATIONS CORP.]

                                  NEWS RELEASE

For immediate release
September 16, 2005

     CANWEST AMENDS PURCHASE PRICE IN ITS PREVIOUSLY ANNOUNCED TENDER OFFER
                 FOR ITS 7 5/8% SENIOR UNSECURED NOTES DUE 2013


     Winnipeg, Manitoba, -- CanWest MediaWorks Inc. ("CanWest"), a wholly-owned subsidiary of CanWest Global Communications Corp., today announced that it has amended the purchase price in its cash tender offer for its 7 5/8% Senior Unsecured Notes due 2013 (the "2013 Notes"). This series of debt securities has an outstanding principal amount outstanding of US$200 million (CDN$238 million). The purchase price for CanWest's 10 5/8% Senior Subordinated Notes due 2011 (the "2011 Notes") will remain as originally announced by CanWest on September 8, 2005.

     The amended purchase price for the 2013 Notes will be a "fixed spread" price determined on October 6, 2005 (subject to extension), calculated using a yield equal to a fixed spread of 50 basis points plus the yield to maturity of the 2.625% U.S. Treasury Note due May 15, 2008. The purchase price for the 2013 Notes will no longer be a composite price that includes an "equity claw-back" price component. As a result of this amendment, all holders who validly tender their 2013 Notes prior to the early tender premium deadline will receive 100% of the "fixed spread price" (as that term is used in the Offers to Purchase and Consent Solicitations Statement dated September 8, 2005 that CanWest distributed to holders of the notes) for their 2013 Notes that are accepted for purchase. Holders who validly tender their 2013 Notes after the early tender premium deadline will receive the fixed spread price minus an early tender premium of US$30.00 per US$1,000 principal amount of 2013 Notes that are accepted.

     All other terms and conditions of the tender offers and consent solicitations with respect to the notes described above remain the same. For both offers, the early tender premium deadline for the consent solicitations is 5:00 p.m. Eastern Daylight Time (EDT) on September 21, 2005 and the expiration time is midnight EDT, on October 12, 2005. Holders may withdraw their tenders of notes prior to 5:00 p.m. EDT on September 21, 2005. All of these dates are subject to extension at CanWest's election.

     The tender offers and consent solicitations are made solely by the Offers to Purchase and Consent Solicitations Statement dated September 8, 2005, the related letter of transmittal and consent, and any amendments or supplements thereto.

     The offers are subject to certain conditions, which include the tender of a set minimum amount of notes of each series and the successful creation and Canadian initial public offering of CanWest MediaWorks Income Fund.

     CanWest has retained Citigroup Global Markets Inc. to serve as dealer manager for the tender offers and consent solicitations. Global Bondholder Services Corporation is serving as the depositary and information agent for the tender offers and consent solicitations.

     Requests for documents relating to the tender offers and consent solicitations may be directed to Global Bondholder Services Corporation by telephone at 1-866 470-4500 (toll free) or 1-212 430-3774 or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Questions regarding the tender offers and consent solicitations may be directed to Citigroup Global Markets Inc., Liability Management Group, at 1-800-558-3745 (toll free) or 1-212-723-6106 (collect).

     This news release is neither an offer to purchase nor a solicitation of an offer to sell the notes. The offers are being made only pursuant to the Offers to Purchase and Consent Solicitations Statement dated September 8, 2005 that CanWest has distributed to holders of the 2011 Notes and 2013 Notes.

     CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com), an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and websites in Canada, New Zealand, Australia, and the Republic of Ireland.


For further information, please contact:

Geoffrey Elliot, Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com

or

John Maguire, Chief Financial Officer
Tel: (204) 956-2025
Fax: (204) 947-9841
jmaguire@canwest.com